Exhibit 99.1

Hollinger Inc. Announces Executive Transition

TORONTO, Ontario, January 16, 2007 - Hollinger Inc. ("Hollinger" or the "Company") (TSX:HLG.C, HLG.PR.B) announced today that Randall Benson will be stepping down as Chief Restructuring Officer and as a Director of the Company, after a short transition period.

After the transition, G. Wesley Voorheis, a member of the Board of Directors and Chair of its Litigation Committee, will be appointed Chief Executive Officer of the Company.

Mr. Benson joined Hollinger as Chief Restructuring Officer, and was appointed to the Board, in July 2005. In the past 18 months, he has overseen the management of Hollinger’s activities leading to an agreement with the Ontario Securities Commission on the form of presentation of Hollinger’s financial statements to be filed for 2003 through 2006, the sale of residual non-core assets, including the disposition of the Company’s office at 10 Toronto Street, a cooperation agreement with the U.S. Department of Justice, as well as reductions in operating costs and several other milestones. Since mid-2005, led by Mr. Benson, Hollinger has also conducted negotiations with various securities commissions, and launched several legal actions intended to recover value for Hollinger's shareholders.

“Randy Benson joined Hollinger at an extremely challenging time,” said Stanley Beck, Chairman of the Board. “He has made a substantial contribution to the Company and its ability to assert its rights on behalf of shareholders. The Board thanks him for his efforts.”

Company Profile

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a media company with assets which include the Chicago Sun-Times newspaper and Suntimes.com and a number of community newspapers and websites serving communities in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com